05037136

SECURI[TIES AND EXCHANGE COMMISS]ION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47604

RECEIVED FEB 24 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Glenwood Securities, Inc

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Franklin A. Osman 718 423-4974
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Osman, Franklin Allan.
(Name – *if individual, state, last, first, middle name*)

61-09 219th Street Bayside NY 11364
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AFFIRMATION

I, Regina McCarthy Warren, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ending December 31, 2004 and supporting schedules pertaining to the firm of Glenwood Securities, Inc. as of December 31, 2004 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Regina McCarthy Warren 2/17/05
Signature Date
CEO and Chief Financial Officer

Frances Bisogno
Notary Public State of NY
4512729 Cerf. in NY County
Commission Expires 6/30/07
Frances Bisogno
Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liability Subordinated to Claims of Creditors.
(x)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x)	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
(x)	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Auditors' Report on Internal Control Structure Required by Securities Exchange Rule 17A-5.

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
61-09 219th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Glenwood Securities, Inc
14 Wall Street, 30th Floor
New York, NY 10005

I have audited the accompanying statement of financial condition of Glenwood Securities, Inc. as of December 31, 2004 and the related statements of loss, retained earnings, cash flows, and the statement of 15 c3-1 net capital computation for the year then ended. These financial statements and the supplemental schedules are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Glenwood Securities, Inc. at December 31, 2004, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bayside, NY
February 2, 2005

Glenwood Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets

Cash		$ 3,338
Error account		21,832
Deposit account		100,413
Clearing account		71,625
Commissions receivable		264,078
Prepaid taxes		3,729
		465,065
Office equipment	$15,500	
Less: Depreciation	15,500	0
		465,065
Investment in NASD		3,300
Total assets		$ 468,365

Liabilities and Stockholders' Equity

Liabilities:	
Accrued expenses	$ 182,941
Stockholders' equity:	
Common stock, $100 par value, 100 shares authorized; issued and outstanding 100 shares	10,000
Retained earnings	275,424
	285,424
Total liabilities and stockholders' equity	$ 468,365

See accompanying notes to financial statements

Glenwood Securities, Inc.

Statement of Loss

Year Ended December 31, 2004

Income

Commission income		$4,345,022
Other income		650,000
Interest income		741
		4,995,763

Expenses

Officer's salary	$1,372,500	
Salaries - clerks	1,719,309	
Floor clerk expenses	37,132	
Seat lease expense	194,792	
Floor brokerage	509,458	
New York Stock Exchange expenses	131,840	
Travel, entertainment and promotion	224,916	
Error account	26,242	
Employee benefits	116,958	
Telephone	113,242	
Payroll taxes	142,147	
Professional fees	68,189	
Office expenses	39,840	
Insurance	4,000	
New York state and city corporation taxes	39,898	
Pension expense	153,930	
Clearance expense	60,577	
Charitable donations	43,800	
Dues and fees	12,702	
Interest expense	109	
		5,011,581
Net (loss)		$ (15,818)

See accompanying notes to financial statements.

Glenwood Securities, Inc.

Statement of Retained Earnings

Year Ended December 31, 2004

Balance, January 01, 2004	$ 291,242
Net (loss)	(15,818)
Balance, December 31, 2004	$ 275,424

See accompanying notes to financial statements

Glenwood Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities:	
Net (loss)	($ 15,818)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
(Increase) in error account	(21,832)
(Increase) in deposit account	(938)
(Increase) in clearing accounts	(71,625)
Decrease in commissions receivable	1,079
Decrease in prepaid taxes	399
Increase in accrued expenses	108,414
Total adjustments	16,037
Net cash provided by operating activities	219
Net increase cash and cash equivalents	219
Cash, beginning of year	3,169
Cash, end of year	$ 3,388
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 109
New York state and city corporation taxes	$ 34,189

See accompanying notes to financial statements

Glenwood Securities, Inc

Notes to Financial Statements

Year Ended December 31, 2004

1. Summary of Significant Accounting Policies:

Organization:

The company was incorporated under the laws of the State of New York on January 7, 1995 and was authorized to do business in New York. It is a member of the New York Stock Exchange and operates as a floor broker, and is also a member of the National Association of Securities Dealers, Inc.(NASD).

Deposit Account:

The corporation has $100,413 on deposit with La Branche Financial Services, Inc., a New York Stock Exchange member. Glenwood Securities, Inc.'s good faith deposit must be increased so that it will represent no less than 30% of its commitment. Glenwood Securities, Inc. has agreed to maintain a good faith deposit of $100,000.

Error Account:

The company also maintains an error account with La Branche Financial Services, Inc., which had a balance of $21,832 at December 31, 2004.

Income Taxes:

The corporation has elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State. Provision has been made, however, for New York City corporation tax.

Concentration of Risk:

As of December 31, 2004, the HSBC bank statement indicated a balance of $212,835. Funds deposited with a single financial institution are insured up to $100,000 in aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company.

Also see Note 5 – Servicing Agreement.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from estimates that were assumed in preparing the financial statements.

Commitments and Contingencies:

The company has two operating leases for seats on the New York Stock Exchange. The first lease is for $57,500, payable in equal monthly installments of $4,792, starting on December 19, 2004 and terminating on December 19, 2005. The second lease is for $10 per year, starting on December 19, 2004 and terminating on December 19, 2006.

The company intends to renew these leases as they expire. The leases may be cancelled upon 15 days written notice for certain violations of the lease agreements.
Future minimum lease payments, are as follows:

2005	$57,510
2006	10
	$57,520

2. Net Capital Requirements:

Glenwood Securities, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, Glenwood Securities, Inc. had net capital of $278,395 after eliminating non-allowable assets. This was $266,199 in excess of its required net capital. Glenwood Securities, Inc.'s net capital ratio was 0.6571 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional investors and broker/dealers. The company's transactions are principally executed with and on behalf of broker/dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Pension Expense:

The company has a money-purchase pension plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on the participants' compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2004, contributions by the company to the plans were $153,930.

5. Servicing Agreement:

The company entered into a Servicing Agreement with W. P. Stewart Securities Limited, a Bermuda limited liability company (WPSSL) on January 5, 1998. WPSSL, a registered broker-dealer, agrees to pay the company a monthly fee to provide certain trading executions services. This agreement commenced January 5, 1998 and continued until January 6, 2000. However, the agreement continues for consecutive one year periods unless terminated. The agreement can be terminated by either party for any reason upon written notice to the other party no less than 60 days prior to the end of the term. WPSSL was obligated to pay a minimum of $54,167 per month. For 2004, the company received $650,000 under this agreement, which has been included in other income on the income statement.

6. Investment in NASD:

The company has invested $3,300 for 11 shares of stock in the National Association of Securities Dealers, Inc. There is no public market for such shares.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Glenwood Securities, Inc. as of 12/31/2004

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 285,424	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			285,424	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 285,424	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 7,029	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(7,029)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 278,395	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 278,395	3750

OMIT PENNIES

Reconciliation with Glenwood Securities, Inc.'s computation - included on Part IIA of Form X-17A-5 as of December 31, 2004 filed January 2005.

Net capital as reported in Glenwood Securities, Inc.'s Part IIA unaudited focus report	$ 299,957
Net adjustments	(21,562)
Net capital per above	$ 278,395

Non-allowable assets:

Prepaid taxes	3,729
Investment in NASD	3,300
	$ 7,029

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Glenwood Securities, Inc. as of 12/31/2004

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6⅔% of line 19)			$	12,196	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	12,196	3760
14. Excess net capital (line 10 less 13)			$	266,199	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	260,101	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	182,941	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	* 182,941	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	65.71	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Glenwood Securities, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2004 filed in January 2005:

Aggregate indebtedness as reported in Glenwood Securities, Inc.'s Part IIA unaudited focus report	$	164,177
Net adjustments		18,764
Aggregate indebtedness per above	$	182,941

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
61-09 29th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's

Report on Internal Control Structure

Required by SEC Rule 17a-5

Glenwood Securities, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

In planning and performing my audit of the financial statements of Glenwood Securities, Inc. for the period ended December 31, 2004, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Glenwood Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by it in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

Glenwood Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Glenwood Securities, Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide it with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by two individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does no reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, no facts came to my attention indicating that it was not in compliance with such conditions during the period from January 01, 2004 to December 31, 2004.

This report is intended solely for the use of Glenwood Securities, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Franklin A. Osman, CPA

Bayside, NY
February 2, 2005

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

61-09 219th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OFCERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2004

Glenwood Securities, Inc.
14 Wall Street 30th Floor
New York, NY 10005

In performing my audit of Glenwood Securities, Inc. for the period ended December 31, 2004, I made adjustments that affected the December 31, 2004 focus report Form X-17A-5.

The adjustments were as follows:

A) Increase in year end income accrual	$ 1,530
B) Increase in accrued expenses	(18,764)
C) Decrease in clearing accounts	(4,328)
	$(21,562)

The net capital after haircuts as reported on my December 31, 2004 audited report was $278,395; the net capital after haircuts as reported on the December 31, 2004 focus report Form X-17A-5 was $299,957. This report was not prepared by me. The difference between these figures is $21,562 as indicated above.

Franklin A. Osman, CPA